January 13, 2023


Via U.S. Mail

Hazine Chermon Chery
1455 North West 61st Street Unit 206
Miami, Florida 33142


                      Re:     Estate of Hazine Chermon Chery
                              File No. 811-23421

Dear Hazine Chermon Chery:

        On April 30, 2019 you filed an amended Form N-8A notifying the Commission of your intention to register as an investment company under the Investment Company Act of 1940
(   1940 Act   ). In that filing, you note that you are concurrently filing a registration statement
pursuant to Section 8(b) of the 1940 Act but the registration statement was not included with the filing nor was it later filed.

        As such, your current filing is materially deficient. Consequently, we believe you should either deregister the company or amend the filing to provide substantive and accurate responses to the Form N-8A item requirements. In that regard, we believe you should consult with a lawyer to assist you with the deregistration process or in complying with the requirements of
Form N-8A.

       As a result of these deficiencies, you should not deem yourself a
registered    investment
company. We do not believe investors should rely on the documents you have filed with us for any investment purpose. It is our intention to post this letter.

If you have any questions, you may contact our office at (202) 551-6921.

                                                 Sincerely,


                                                 Disclosure Review and
Accounting Office